Filed by North Fork Bancorporation, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14d-2 and 14a-12 of the Securities Exchange Act of 1934
                                    Subject Company:  Dime Bancorp, Inc.
                                    Commission File No. 001-13094


                                 [NFB LOGO]



                                          March 9, 2000

Dear Dime Stockholder:

      ON MARCH 5, NORTH FORK BANCORPORATION ANNOUNCED ITS INTENTION TO COMMENCE AN EXCHANGE OFFER TO ACQUIRE DIME BANCORP, INC. The North Fork offer represents a substantial premium to what you are offered in Dime's proposed merger with Hudson United Bancorp.

      ON MARCH 6 - - ONLY ONE DAY AFTER WE ANNOUNCED OUR OFFER AND WITHOUT CONSULTING YOU - - DIME'S BOARD OF DIRECTORS UNANIMOUSLY REJECTED THE NORTH FORK OFFER AND DECLARED THAT IT SIMPLY WILL NOT CONSIDER AN ACQUISITION OF DIME BY NORTH FORK. For this reason, among others, the board claims that our offer is not a viable alternative to its own plan for Dime - - a no-premium "merger of equals" with Hudson United Bancorp. WE THINK YOU DESERVE BETTER.

                       DO WHAT'S BEST FOR YOU!

      YOUR BOARD OF DIRECTORS CAN REJECT THE NORTH FORK OFFER, BUT THEY CANNOT IGNORE YOUR VOTE. Based on March 8, 2000 closing market prices, our offer represents a 33% premium over the $11.64 per share implied value of the Hudson United merger being proposed by Dime's board of directors. YOU CAN TELL THE BOARD THAT YOU WANT THE OPPORTUNITY TO PARTICIPATE IN THE NORTH FORK OFFER BY VOTING "AGAINST" THE HUDSON UNITED MERGER.

      You will be receiving a WHITE proxy card from Dime's Board of Directors seeking your vote in favor of the Hudson United merger. YOU CAN USE THE WHITE PROXY CARD TO VOTE "AGAINST" THE HUDSON UNITED MERGER BY CHECKING THE BOX MARKED "AGAINST" AND SENDING IT BACK IN THE ENVELOPE PROVIDED BY DIME. BE SURE TO DATE AND SIGN THE CARD. If you have not already voted, you can also vote "AGAINST" the Hudson United merger by simply not voting.

                             Very truly yours,

                             /s/ John A. Kanas

                             John A. Kanas
                             Chairman, President and
                             Chief Executive Officer


If you have any questions or need assistance in voting your shares, please call our proxy solicitation firm, D. F. King & Co., Inc. at 1-800-755-7250.



                              * * * * *

Investors and security holders are advised to read North Fork's preliminary proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson merger, filed with the Securities and Exchange Commission, and North Fork's registration statement with respect to its exchange offer for Dime common stock when it becomes available, because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the preliminary proxy statement, the exchange offer registration statement (when available) and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement (when available) and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling D. F. King & Co., Inc. toll-free at 1-800-755-7250.

North Fork, its directors and executive officers and certain other persons may be deemed to be "participants" in North Fork's solicitation of proxies from Dime stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a statement on Schedule 14A filed by North Fork with the Securities and Exchange Commission on March 7, 2000.